UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington D.C. 20549


                                 FORM U-9C-3


                   QUARTERLY REPORT PURSUANT TO RULE 58 OF
               THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                For the Calendar Quarter Ended June 30, 2002


                       Consolidated Natural Gas Company
                     (Name of registered holding company)


                             120 Tredegar Street
                          Richmond, Virginia 23219
                  (Address of principal executive offices)




                           Table of Contents

                                                                  Page
                                                                  ____

Item 1.  Organization Chart                                         2

Item 2.  Issuance and Renewals of Securities
           and Capital Contributions                                4

Item 3.  Associate Transactions                                     5

Item 4.  Summary of Aggregate Investment                            7

Item 5.  Other Investments                                          8

Item 6.  Financial Statements and Exhibits                          8


                                       1

                          ITEM 1 - ORGANIZATION CHART


    Name of       Energy or    Date of    State of    %of voting       Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities         of
    Company        Company      ation       ation        Held         Business
   _________     ___________   ________   _________   __________      ________

Consolidated
Natural Gas
Company
("CNG") (a)

  Dominion Field   Gas         03/23/77   Delaware     100.00%   Engages in
  Services, Inc.   Related                                       activities
  ("Field                                                        involving
  Services")                                                     Appalachian
                                                                 natural gas
                                                                 supply,
                                                                 including
                                                                 gathering
                                                                 and adminis-
                                                                 tration of
                                                                 supply con-
                                                                 tracts.


  Dominion
  Iroquois,
  Inc.(a)

      Iroquois Gas  Gas       12/11/89      Delaware      24.72% Owns and
      Transmission  Related                 Partnership          operates an
      System, L.P.                                               interstate
      ("Iroquois")                                               natural gas
                                                                 pipeline
	                                                           that trans-
                                                                 ports
                                                                 Canadian gas
                                                                 to utilities
                                                                 and power
                                                                 generators in
                                                                 New York and
                                                                 New England.

  Dominion Green-   Gas       11/15/00    Virginia      100%     Owns 67% of
  Brier, Inc.       Related                                      Greenbrier
  ("Greenbrier")                                                 Pipeline
                                                                 Company, LLC
                                                                 (b)

(a) Directly or indirectly holds interests in gas-related companies.


(b) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.


                                       2



                      ITEM 1 - ORGANIZATION CHART (CONTINUED)


    Name of       Energy or    Date of    State of    %of voting    Nature
   Reporting     Gas Related   Organiz-   Incorpor-   Securities      of
    Company        Company      ation       ation        Held      Business
   _________     ___________   ________   _________   __________   ________

Consolidated
Natural Gas
Company
("CNG") (a)

  Dominion        Gas          9/21/01   Delaware      100%       Engages in
  Oklahoma        Related                                         natural gas
  Texas                                                           and oil
  Exploration &                                                   exploration
  Production,                                                     and
  Inc. ("DOTEPI")                                                 production.


  Dominion        Gas         11/27/01   Delaware      100%       Owns gas
  Natural Gas     Related                                         storage
  Storage, Inc.                                                   facilities,
  ("DNGS")                                                        a brine
                                                                  pipeline and
                                                                  a gas inter-
                                                                  connect pipe-
                                                                  line.

(a) Directly or indirectly holds interests in gas-related companies.


                                       3


  ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS(c)

Company    Type of   Principal  Issue    Cost    Person   Collateral  Consid-
issuing    security  amount of  or       of      to whom  given with  eration
security   issued    security   renewal  capital issued   security    received
(Borrower)                                       (Lender)             for each
                                                                      security
_________  ________  _________  _______  _______  _______ __________  ________

DOTEPI     Short    $206,480,000    -        -     CNG         -          -
           Term Note

Green-     Short      $2,757,000    -        -     CNG         -          -
brier      Term Note

DNGS       Short         $80,000    -        -     CNG         -          -
           Term Note

(c) Securities were issued pursuant to Rule 52.

Company                    Company
Contributing               Receiving                Type and Amount of
Capital   	               Capital                  Capital Infusion
____________               _________                __________________

(d)



(d)Field Services and Dominion Iroquois, Inc. participate in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $58,981,000 to, and withdrew $69,463,000 from, the Money Pool; and had a net investment of $15,699,000 in the Money Pool at June 30, 2002. During the calendar quarter Dominion Iroquois, Inc. contributed $35,000 to, and withdrew $1,200,000 from, the Money Pool; and had a net investment of $5,278,000 in the Money Pool at June 30, 2002. Additionally, as of June 30, 2002 there remained outstanding $92,700,000 in CNG guarantees of Field Services obligations.


                                       4


                         ITEM 3 - ASSOCIATE TRANSACTIONS


Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)


Reporting   Associate
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Service     Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   _______   ________   _______   ______

Field       Dominion    Sales of   $3,268                         $3,268
Services    Trans-      Extracted
            Mission,    Products, &
            Inc.(DTI)   Rental fees
              (e)


Field       Dominion    Fuel Mgmt  $33                               $33
Services    Exploration  Services
            & Production,
            Inc.(f)

Field       Dominion    Fuel Mgmt  $18                               $18
Services    Appalachian  Services
            Development
            Properties, LLC(g)

(e) A copy of the Service Agreement between Dominion Field Services and Dominion Transmission, Inc. dated April 23, 2001 is attached as Exhibit A(e).

(f)  Service provided at cost.

(g) A copy of the Service Agreement between Dominion Field Services, Inc. and Dominion Appalachian Development, Inc. dated May 1, 2002 is attached as Exhibit A(g).


                                        5



Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)


Associate   Reporting
Company     Company     Types of   Direct    Indirect   Cost      Total
Rendering   Receiving   Services   Costs     Costs      of        Amount
Services    Service     Rendered   Charged   Charged    Capital   Billed
_________   _________   ________   ________  ________   _______   ________

DTI         Greenbrier  Environ-   $683      $14                   $697(h)
                        mental,
                        Legal,
                        Engineering

DTI         Field       Management $452      $51                   $503
            Services(i) of Gas
                        Gathering
                        Facilities,
                        Gathering,
                        Extraction &
                        Transportation

Peoples     Field       Gas         $2                               $2
Natural     Services    Pooling &
Gas Company	  (j)	      Metering

Dominion    DOTEPI(k)   O&M of Gas	$11,500                     $11,500
Exploration	            Properties
& Production,
Inc.

(l) (m)

(h) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a Service agreement dated January 1, 2001, in the form of Exhibit B to the Form U-9C-3 filed for the first quarter of 2001.


                                      6





(i) A copy of the Service Agreement between DTI and Field Services dated January 1, 2001 is attached as Exhibit A(i). A form of Service Agreement Applicable to Transportation of Natural Gas between DTI and Field Services is attached as Exhibit A(i). A copy of the Service Agreement applicable to Market Center Services dated July 31, 1998 is attached as Exhibit A(i). A copy of the Service Agreement applicable to the Capacity Release Program is attached as Exhibit A(i).

(j) A copy of the Local Gas Aggregation Agreement effective May 1, 2000 between Peoples Natural Gas Company and Dominion Field Services, Inc. is attached as Exhibit A(j).

(k)  A copy of the Marketing Service Agreement between Dominion
     Exploration & Production, Inc. and DOTEPI, among others, dated November 1, 2001 is attached as Exhibit A(k).

(l) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

(m) Services provided by Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.


                   ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT


Investments in energy-related companies (in thousands):

      Total consolidated capitalization as
         of June 30 , 2002                      $7,419,519(n)      Line 1

      Total capitalization multiplied by 15%
        (Line 1 multiplied by 0.15)              1,112,928         Line 2

      Greater of $50 million or line 2           1,112,928         Line 3

Total current aggregate investment:
   (categorized by major line of
    energy-related business)                          None         Line 4



                                       7



     Difference between the greater of $50
     million or 15% of capitalization and
     the total aggregate investment of the
     registered holding system
     (line 3 less line 4)                       1,112,928         Line 5


Investments in gas-related companies
  (in thousands):

      Total current aggregate investment:
          (categorized by major line of
          gas-related business)


         Gas exploration and production          2,312,348
         Gas sales and storage services             26,502
         Gas transportation                         34,353      ________

     Total current aggregate investment                       $2,373,203
                                                                ========

(n) Includes short-term debt of $630,085.


                         ITEM 5 - OTHER INVESTMENTS


Major Line of      Other Invest-     Other Invest-     Reason for
Energy-Related     ment in Last      ment in this      Difference in
Business           U-9C-3 Report     U-9C-3 Report     Other Investment
______________     _____________     _____________     ________________

None


ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS


A. Financial Statements

   Balance sheets as of June 30, 2002 and income statements for the three months and six months ended June 30, 2002 for Field Services, Greenbrier, DOTEPI and DNGS are filed under confidential treatment pursuant to Rule 104(b).

                                       8


B. Exhibits

   Copies of the following service agreements between associate companies are attached as Exhibit A hereto:

    (i) Exhibit A(e)- A copy of the Service Agreement between Field Services and Dominion Transmission dated April 23, 2001.
   (ii) Exhibit A(g) - A copy of the Service Agreement between Field Services and Dominion Appalachian Development dated May 1, 2002.
  (iii) Exhibit A(i) - Service Agreement between DTI and Field Services dated January 1, 2001; Form of Service Agreement Applicable to Transportation of Natural Gas between DTI and Field Services; Service Agreement Applicable to Market Center Services; and Service Agreement applicable to Capacity Release Program.
   (iv) Exhibit A(j) -A copy of the Local Gas Aggregation Agreement between Peoples Natural Gas Company and Field Services effective May 1, 2000.
    (v) Exhibit A(k) - A copy of the Marketing Service Agreement between Dominion Exploration & Production and DOTEPI, among others dated November 1, 2001.

         The certificate as to filing with interested state commissions is attached hereto as Exhibit A.



                                SIGNATURE

     The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

                                      CONSOLIDATED NATURAL GAS COMPANY


                                      By: James F. Stutts
                                          Its Attorney


August 29, 2002



                                      8



Exhibit A

                                 CERTIFICATE



     The undersigned certifies that she is the duly designated and acting attorney of Consolidated Natural Gas Company, a Delaware corporation ("CNG") and that:

     CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended June 30, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

     The names and addresses of such state utility commissions are:

            Utilities Department
            Public Utility Commission of Ohio
            180 Broad Street
            Columbus, OH 43266-0573

            Executive Secretary
            West Virginia Public Service Commission
            201 Brooks Street
            Charleston, WV 25301

            Secretary
            Pennsylvania Public Utility Commission
            North Office Building
            Commonwealth Avenue and North Street
            Harrisburg, PA 17101

            General Counsel
            Virginia State Corporation Commission
            1300 East Main Street
            10th Floor
            Richmond, VA 23219

            Chief Clerk
            North Carolina Utilities Commission
            4325 Mail Service Center
            Raleigh, North Carolina 27699-4325



                                      1



     IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of August, 2002.

                              Sharon L. Burr
                              Attorney for
                              Consolidated Natural Gas Company


                                       2


EXHIBIT A(e)



                                       April 23, 2001



Dominion Transmission, Inc.
445 West Main Street
Clarksburg, West Virginia 26301

Gentlemen:

     This Agreement is entered into by and between Dominion Field Services, Inc. ("Dominion Field Services"), a Delaware corporation and Dominion Transmission, Inc. ("DTI"), a Delaware corporation. DTI has requested that Dominion Field Services provide it with certain services which it may from time to time require in the conduct of its business. Dominion Field Services has agreed to provide such services to DTI, upon the terms and conditions hereinafter provided.

     Accordingly, in consideration of the mutual promises herein contained, Dominion Field Services and DTI agree as follows:

     1. Upon oral or written request by DTI, Dominion Field Services will provide such operating, management, marketing, sales and related services as are deemed necessary or desirable. In so doing, Dominion Field Services may arrange for and provide the services of its own qualified personnel, or it may, after consultation with DTI, arrange for and provide the services of such qualified, non-affiliated personnel as Dominion Field Services, in its own opinion, deems necessary or appropriate.

     2. All services rendered under and in accordance with this Agreement shall be provided at cost.

     The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Dominion Field Services determined according to the time devoted by such employees to the performance of services hereunder for DTI; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Dominion Field Services policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Dominion Field Services or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by Dominion Field Services in connection with the performance of services under this Agreement, and (5)administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Dominion Field Services' general plant investment), determined in accordance with Dominion Field Services' policies and procedures.

     3. Dominion Field Services shall render monthly statements to DTI for services supplied or to be supplied in the manner set forth above.


Dominion Transmission, Inc.
April 23, 2001
Page 2


Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Dominion Field Services anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.

     4. This Agreement shall become effective as of January 1, 2001 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.

     5. Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

     If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Dominion Field Services.

                                        Respectfully submitted,

                                        Dominion Field Services, Inc.



                                        By:_________________________
						       Name:
	                                     Title:

Accepted and Agreed to:
As of the 23rd day of April, 2001

Dominion Transmission, Inc.


By:________________________
   Name:___________________
   Title:__________________





EXHIBIT A(g)


                                    May 1, 2002



Dominion Appalachian Development, Inc.
Lewis County Industrial Park
P.O. Box 1248
One Dominion Drive
Jane Lew, West Virginia 26378

Gentlemen:

     This Agreement is entered into by and between Dominion Field Services, Inc. ("Providing Company"), a Delaware corporation and Dominion Appalachian Development, Inc. ("Receiving Company"), a Virginia corporation. Receiving Company has requested that Providing Company provide it with certain services which it may from time to time require in the conduct of its business. Providing Company has agreed to provide such services to Receiving Company, upon the terms and conditions hereinafter provided.

     Accordingly, in consideration of the mutual promises herein contained, Providing Company and Receiving Company agree as follows:

     1. Upon oral or written request by Receiving Company, Providing Company will provide such gas processing and related services as are deemed necessary or desirable. In so doing, Providing Company may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Receiving Company, arrange for and provide the services of such qualified, non-affiliated personnel as Providing Company, in its own opinion, deems necessary or appropriate.

     2. All services rendered under and in accordance with this Agreement shall be provided at cost.

     The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of Providing Company determined according to the time devoted by such employees to the performance of services hereunder for Receiving Company; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with Providing Company policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by Providing Company or its employees in connection with the performance of services under this Agreement ,
(4) the actual costs of materials and supplies furnished by Providing Company in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on Providing Company's general plant investment), determined in accordance with Providing Company's policies and procedures.


Dominion Appalachian Development, Inc.
May 1, 2002
Page 2



     3. Providing Company shall render monthly statements to Receiving Company for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which Providing Company anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.

     4. This Agreement shall become effective as of May 1, 2002, and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United

States, a legal prerequisite to the execution, acceptance or performance of this Agreement.

     5. Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

     If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to Providing Company.

                               Respectfully submitted,

                               Dominion Field Services, Inc.


                               By:___________________________
                                  Lee D. Katz
                                  Controller


Accepted and Agreed to:

Dominion Appalachian Development, Inc.


By:___________________________
   Carol J. Nichols
   Controller






EXHIBIT A(i)



                                   January 1, 2001



Dominion Field Services, Inc.
140 West Main Street
Clarksburg, West Virginia 26301

Gentlemen:

     This Agreement is entered into by and between Dominion Field Services, Inc. ("Dominion Field Services"), a Delaware corporation and Dominion Transmission, Inc. ("DTI"), a Delaware corporation. Dominion Field Services has requested that DTI provide it with certain services which it may from time to time require in the conduct of its business. DTI has agreed to provide such services to Dominion Field Services, upon the terms and conditions hereinafter provided.

     Accordingly, in consideration of the mutual promises herein contained, DTI and Dominion Field Services agree as follows:

     1. Upon oral or written request by Dominion Field Services, DTI will provide such engineering, administrative, operating, facilities management, purchasing, telecommunications and related services as are deemed necessary or desirable. In so doing, DTI may arrange for and provide the services of its own qualified personnel, or it may, after consultation with Dominion Field Services, arrange for and provide the services of such qualified, non-affiliated personnel as DTI, in its own opinion, deems necessary or appropriate.

     2. All services rendered under and in accordance with this Agreement shall be provided at cost.

     The cost of rendering such services shall include: (1) a portion of the salaries and wages of employees of DTI determined according to the time devoted by such employees to the performance of services hereunder for Dominion Field Services; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with DTI policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by DTI or its employees in connection with the performance of services under this Agreement, (4) the actual costs of materials and supplies furnished by DTI in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on DTI's general plant investment), determined in accordance with DTI's policies and procedures.


Dominion Field Services, Inc.
January 1, 2001
Page 2


     3. DTI shall render monthly statements to Dominion Field Services for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which DTI anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.

     4. This Agreement shall become effective as of January 1, 2001 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.

     5. Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

     If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to DTI.

                               Respectfully submitted,

                               Dominion Transmission, Inc.



                               By:________________________
                                  Name:
                                  Title:

Accepted and Agreed to:

Dominion Field Services, Inc.


By:___________________________
   Name:______________________
   Title:_____________________




Exhibit A(i)

                       FORM OF SERVICE AGREEMENT
              APPLICABLE TO TRANSPORTATION OF NATURAL GAS
                         UNDER RATE SCHEDULE IT


     AGREEMENT made as of ___________, _____, by and between DOMINION TRANSMISSION, INC., a Delaware Corporation, hereinafter called "Pipeline," and DOMINION FIELD SERVICES, INC., hereinafter called "Customer."

     WITNESSETH: That, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:


                               ARTICLE I
                               Quantities

     A. During the term of this Agreement, Pipeline will transport for Customer, on an interruptible basis, and Customer may furnish, or cause to be furnished, to Pipeline natural gas for such transportation, and Customer will accept, or cause to be accepted, delivery from Pipeline of the quantities Customer has tendered for transportation.

     B. The maximum quantities of gas which Pipeline shall deliver and which Customer may tender shall be as set forth on Exhibit A, attached hereto.


                               ARTICLE II
                                  Rate

     A. Unless otherwise mutually agreed in a written amendment to this Agreement, beginning on _______, ____, the only charges that Customer shall pay to Pipeline are Pipeline's published gathering and extraction rates, including, but not limited to the (Gathering Fuel Retention Percentage), for all metered quantities into Customer's pool. If, however, Pipelines transmission facilities are used to provide service and pipeline delivers gas upstream of the Aggregation Point and gas is not transported downstream of the Aggregation Point, then Pipeline's published maximum rates and charges under Rate Schedule IT shall apply in addition to gathering and extraction charges.

     B. Pipeline shall have the right to propose, file and make effective with the FERC or any other body having jurisdiction, revisions to any applicable rate schedule, or to propose, file, and make effective superseding rate schedules for the purpose of changing the rate, charges, and other provisions thereof effective as to Customer; provided, however, that (i)
Section 2 of Rate Schedule IT "Applicability and Character of Service," (ii) term, (iii) quantities, and (iv) points of receipt and points of delivery shall not be subject to unilateral change under this Article. Said rate schedule or superseding rate schedule and any revisions thereof which shall be filed and made effective shall apply to and become a part of this Service Agreement. The filing of such changes and revisions to any applicable rate schedule shall be without prejudice to the right of Customer to contest or oppose such filing and its effectiveness.


                             ARTICLE III
                          Term of Agreement

     Subject to all the terms and conditions herein, this Agreement shall be effective as of _________, ____, and shall continue in effect for a primary term of one month, and from month to month thereafter, until either party terminates this Agreement by giving one month's prior written notice to the other.


                             ARTICLE IV
                  Points of Receipt and Delivery

     The Points of Receipt and Delivery and the maximum quantities for each point for all gas that may be received for Customer's account for transportation by Pipeline shall be as set forth on Exhibit A.


                              ARTICLE V
                         Regulatory Approval

     Performance under this Agreement by Pipeline and Customer shall be contingent upon Pipeline and Customer receiving all necessary regulatory or other governmental approvals upon terms satisfactory to each. Should Pipeline and Customer be denied such approvals to provide or continue the service contemplated herein or to construct and operate any necessary facilities therefor upon the terms and conditions requested in the application therefor, then Pipeline's and Customer's obligations hereunder shall terminate.


                             ARTICLE VI
             Incorporation by Reference of Tariff Provisions

     A. To the extent not inconsistent with the terms and conditions of this Agreement, the following provisions of Pipeline's effective FERC Gas Tariff, and any revisions thereof that may be made effective hereafter are hereby made applicable to and a part hereof by reference:

     1. All of the provisions of Rate Schedule IT, or any effective superseding rate schedule or otherwise applicable rate schedule; and

     2. All of the provisions of the General Terms and Conditions, as they may be revised or superseded from time to time.


                              ARTICLE VII
                             Miscellaneous

     A. No change, modification or alteration of this Agreement shall be or become effective until executed in writing by the parties hereto; provided, however, that the parties do not intend that this Article VII.A. requires a further written agreement either prior to the making of any request or filing permitted under the Article II hereof or prior to the effectiveness of such request or filing after Commission approval, provided further, however, that nothing in this Agreement shall be deemed to prejudice any position the parties may take as to whether the request, filing or revision permitted under Article II must be made under Section 7 or Section 4 of the Natural Gas Act.

     B. Any notice, request or demand provided for in this Agreement, or any notice which either party may desire to give the other, shall be in writing and sent to the following addresses:

     Pipeline:  DOMINION TRANSMISSION, INC.
                445 West Main Street
                Clarksburg, West Virginia  26301
                Attention:  Iris King
                            Director, Technical & Market Support

     Customer:  Dominion Field Services
                140 West Main Street
                Heritage Bank Building
                Clarksburg, WV 26302-1570
                Attention:  Tony Thomas


or at such other address as either party shall designate by formal written notice.

     C. No presumption shall operate in favor of or against either party hereto as a result of any responsibility either party may have had for drafting this Agreement.

     D. The subject headings of the provisions of this Agreement are inserted for the purpose of convenient reference and are not intended to become a part of or to be considered in any interpretation of such provisions.

                               ARTICLE VIII
                              Prior Contracts

     This Service Agreement shall supersede and cancel as of its effective date, all prior Service Agreements for IT Appalachian
Aggregation Transportation service between Customer and Pipeline.

     IN WITNESS WHEREOF, the parties hereto intending to be legally bound, have caused this Agreement to be signed by their duly authorized officials as of the day and year first written above.

                              DOMINION TRANSMISSION, INC.
                              (Pipeline)

                              By:
                              Its:  Director, Technical & Market
                                                Support




                              DOMINION FIELD SERVICES
                              (Customer)

                              By:
                              Its:
                                       (Title)




Exhibit A(i)

                           SERVICE AGREEMENT
                 APPLICABLE TO MARKET CENTER SERVICES
                       UNDER RATE SCHEDULE MCS


     MCS AGREEMENT made as of July 31, 1998, by and between DOMINION TRANSMISSION, INC., a Delaware corporation, hereinafter called "Pipeline," and CNG FIELD SERVICES
COMPANY, hereinafter called "Customer."

     WITNESSETH: That, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:


                               ARTICLE I
                              Quantities

     A. During the term of this MCS Agreement, Pipeline will receive for Customer, on an interruptible basis, and Customer may furnish, or cause to be furnished, to Pipeline, natural gas for performance of Market Center Services in accordance with Rate Schedule MCS. Subsequently, Customer will accept, or cause to be accepted, return or delivery from Pipeline of the quantities that Customer has tendered for such Market Center Services.

     B. The maximum quantities of gas which Pipeline shall receive, return, and deliver and which Customer may tender under Rate Schedule MCS shall be as set forth on Exhibit A hereto.


                               ARTICLE II
                                  Rate

     A. Unless otherwise mutually agreed in a written amendment to this MCS Agreement, beginning on August 1, 1998, Customer shall pay Pipeline for Market Center Services, under this MCS Agreement, the maximum applicable rates and charges provided under Rate Schedule MCS set forth in Pipeline's effective FERC Gas Tariff, including any fuel retention and any surcharges.

     B. Pipeline shall have the right to propose, file and make effective with the FERC or any other body having jurisdiction, revisions to any applicable rate schedule, or to propose, file, and make effective superseding rate schedules for the purpose of changing the rate, charges, and other provisions thereof effective as to Customer;
provided, however, that (i) Section 2 of Rate Schedule MCS "Applicability and Character of Service," (ii) term, (iii) quantities, and (iv) points of parking, return, and delivery shall not be subject to unilateral change under this Article.
Said rate schedule or superseding rate schedule and any revisions thereof which shall be filed and made effective shall apply to and become a part of this MCS Agreement. The filing of such changes and revisions to any applicable rate schedule shall be without prejudice to the right of Customer to contest or oppose such filing and its effectiveness.


                              ARTICLE III
                          Term of Agreement

     Subject to all the terms and conditions herein, this MCS Agreement shall be effective as of August 1, 1998, and shall continue in effect for a primary term of one month, and from month to month thereafter, until either party terminates this MCS Agreement by giving one month's prior written notice to the other.

                               ARTICLE IV
                    Parking Points and Delivery Points

     The Parking Points and Delivery Points and the maximum quantities for all gas that may be received or provided for Customer's account through Pipeline's Market Center Services hereunder shall be as set forth on Exhibit A.


                               ARTICLE V
                          Regulatory Approval

     Performance under this MCS Agreement by Pipeline and Customer shall be contingent upon Pipeline and Customer receiving all necessary regulatory or other governmental approvals upon terms satisfactory to each. Should Pipeline or Customer be denied such approvals to provide or continue the service contemplated herein or to construct and operate any necessary facilities therefor upon the terms and conditions requested in the application therefor, then
Pipeline's and Customer's obligations hereunder shall terminate.


                               ARTICLE VI
             Incorporation By Reference of Tariff Provisions

     A. To the extent not inconsistent with the terms and conditions of this MCS Agreement, the following provisions of Pipeline's effective FERC Gas Tariff and any revisions thereof that may be made effective hereafter are hereby made applicable to and a part hereof by reference:

     1. All of the provisions of Rate Schedule MCS, or any effective superseding rate schedule or otherwise applicable rate schedule; and

     2. All of the provisions of the General Terms and Conditions, as they may be revised or superseded from time to time.


                              ARTICLE VII
                             Miscellaneous

     A. No change, modification, or alteration of this MCS Agreement shall be or become effective until executed in writing by the parties hereto; provided, however, that the parties do not intend that this Article VII.A. requires a further written agreement either prior to the making of any request or filing permitted under Article II hereof or prior to the effectiveness of such request or filing after Commission approval, provided further, however, that nothing in this MCS Agreement shall be deemed to prejudice any position the parties may take as to whether the request, filing, or revision permitted under Article II must be made under Section 7 or Section 4 of the Natural Gas Act.

     B. Any notice, request, or demand provided for in this MCS Agreement, or any notice which either party may desire to give the other, shall be in writing and sent to the following addresses:

     Pipeline:  CNG Transmission Corporation
                445 West Main Street
                Clarksburg, WV 26301
                Attention:  Donald R. Raikes
                            Director, Marketing

     Customer:  CNG Field Services Company
                140 West Main Street
                Heritage Bank Building
                Clarksburg, WV 26301
                Attention:  John Mulcahy


or at such other address as either party shall designate by formal written notice.

     C. No presumption shall operate in favor of or against either party hereto as a result of any responsibility either party may have had for drafting this MCS Agreement.

     D.  The subject headings of the provisions of this MCS
Agreement are inserted for the purpose of convenient reference and are not intended to become a part of or to be considered in any interpretation of such provisions.


     IN WITNESS WHEREOF, the parties hereto intending to be legally bound, have caused this MCS Agreement to be signed by their duly authorized officials as of the day and year first written above.

                          CNG TRANSMISSION CORPORATION
				                 (Pipeline)

                          By:  ____________________________
                          Its:    Director, Technical &
                                    Market Support


                          CNG FIELD SERVICES COMPANY
	                                   (Customer)

                          By: _____________________________
                          Its: _____________________________
			                         (Title)




Exhibit A(i)

                            SERVICE AGREEMENT
                       CAPACITY RELEASE PROGRAM


     AGREEMENT made as of this 15 day of July, 1998, by and between CNG TRANSMISSION CORPORATION, a Delaware corporation, hereinafter called "Pipeline" and CNG FIELD SERVICES COMPANY, a
Delaware corporation, hereinafter called "Customer."

     WHEREAS, Pipeline's Tariff provides that Pipeline's
Customers may release capacity contracted for under a firm transportation service agreement; and

     WHEREAS, Customer desires to obtain released capacity as a Replacement Customer under Pipeline's Capacity Release Program at the terms set forth in the Bid Agreement(s) separately executed and attached hereto;

     WITNESSETH: That, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:


                                ARTICLE I
                 Quantities, Receipt and Delivery Points
                            and Other Terms

     A. Subject to the execution of a Bid Agreement in accordance with the terms and conditions of Pipeline's Tariff, during the term of this Agreement, Pipeline will transport for Customer, and Customer may furnish, or cause to be furnished, to Pipeline natural gas for such transportation, and Customer will accept, or cause to be accepted, delivery from Pipeline of the quantities Customer has tendered for transportation, all as set forth in the effective Bid Agreement(s) attached as Exhibit(s) hereto.

     B. The maximum quantities of gas which Pipeline shall deliver and which Customer may tender shall be as set forth on the effective Bid Agreement(s) attached as Exhibit(s) hereto, subject to any limitations imposed under Section 7 of the General Terms and Conditions of Pipeline's Tariff; provided, however, that at no time may Customer tender quantities in excess of the quantities specified in the Bid Agreement(s) unless otherwise authorized (e.g., to make up imbalances).


     C. The quantity released, Receipt and Delivery Points, character of service, Rate Schedule and duration of the release shall be specified in the Bid Agreement(s).




                               ARTICLE II
                                  Rate

     A. Replacement Customer shall pay Pipeline the Reservation Charges specified in each Bid Agreement attached hereto as Exhibit A. Unless Pipeline has specifically agreed in writing to provide a discounted usage charges for transportation services rendered pursuant to this Agreement, Customer shall pay Pipeline the maximum usage rates and charges provided under the Rate Schedule applicable to the Service Agreement under which Customer has received released capacity, which rates are set forth in Pipeline's effective FERC Gas Tariff, including applicable surcharges and the Fuel Retention Percentage.

     B. Pipeline shall have the right to propose, file and make effective with the FERC or any other body having jurisdiction, revisions to any applicable rate schedule, or to propose, file, and make effective superseding rate schedules for the purpose of changing the rate, charges, and other provisions thereof effective as to Customer; provided, however, that (i) the section regarding the "applicability and character of service" of the firm service rate schedules under which Customer has obtained capacity through this Agreement, and (ii) term shall not be subject to unilateral change under this Article. Said rate schedule or superseding rate schedule and any revisions thereof which shall be filed and made effective shall apply to and become a part of this Service Agreement. The filing of such changes and revisions to any applicable rate schedule shall be without prejudice to the right of Customer to contest or oppose such filing and its effectiveness.

                               ARTICLE III
                           Term of Agreement

     Subject to all the terms and conditions herein, this Agreement shall be effective as of July 15, 1998 and shall continue in effect for a primary term of one year, and from year to year thereafter, until either party terminates this Agreement by giving written notice to the other at least twelve months prior to the start of the next contract year.


                              ARTICLE IV
                          Regulatory Approval

     Performance under this Agreement by Pipeline and Customer shall be contingent upon Pipeline and Customer receiving all necessary regulatory or other governmental approvals upon terms satisfactory to each. Should Pipeline and Customer be denied such approvals to provide or continue the service contemplated herein or to construct and operate any necessary facilities therefor upon the terms and conditions requested in the application therefor, then Pipeline's and Customer's obligations hereunder shall terminate.


                               ARTICLE V
             Incorporation by Reference of Tariff Provisions

     To the extent not inconsistent with the terms and conditions of this Agreement, the following provisions of Pipeline's effective FERC Gas Tariff, and any revisions thereof that may be made effective hereafter are hereby made applicable to and a part hereof by reference:

     1. All of the provisions of the Rate Schedule applicable to the Service Agreement under which Customer has received released capacity, or any effective superseding rate schedule or otherwise applicable rate schedule; and

     2. All of the provisions of the General Terms and Conditions, as they may be revised or superseded from time to time.


                               ARTICLE VI
                             Miscellaneous

     A. No change, modification or alteration of this Agreement shall be or become effective until executed in writing by the parties hereto; provided, however, that the parties do not intend that this Article VI.A. requires a further written agreement either prior to the making of any request or filing permitted under Article II.B. hereof or prior to the effectiveness of such request or filing after Commission approval, provided further, however, that nothing in this Agreement shall be deemed to prejudice any position the parties may take as to whether the request, filing or revisions permitted under Article II.B. must be made under Section 7 or Section 4 of the Natural Gas Act.


     B. Any notice, request or demand provided for in this Agreement, or any notice which either party may desire to give the other, shall be in writing and sent to the following addresses:


     Pipeline:    CNG TRANSMISSION CORPORATION
                  445 West Main Street
                  Clarksburg, WV  26301
                  Attention: Donald R. Raikes
                  Director, Marketing


     Customer:    CNG FIELD SERVICES COMPANY
                  140 W. Main Street
                  PO Box 1570
                  Clarksburg, WV 26301
                  Attention:  Michael J. Bright


or at such other address as either party shall designate by formal written notice.

     C. No presumption shall operate in favor of or against either party hereto as a result of any responsibility either party may have had for drafting this Agreement.

     D. The subject headings of the provisions of this Agreement are inserted for the purpose of convenient reference, and are not intended to become a part of or to be considered in any interpretation of such provisions.


     IN WITNESS WHEREOF, the parties hereto intending to be legally bound, have caused this Agreement to be signed by their duly authorized officials as of the day and year first written above.

                               CNG TRANSMISSION CORPORATION


                               By:
                               Its: Director, Marketing


                               CNG FIELD SERVICES COMPANY
                               (Customer)

                               By:
                               Its:
                                           (Title)








EXHIBIT A(j)


                      LOCAL GAS AGGREGATION AGREEMENT

     THIS AGREEMENT is made this 1st day of May, 2000 by and between THE PEOPLES NATURAL GAS COMPANY, a Pennsylvania corporation, with its main office at 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3197, hereinafter called "Peoples,"

                                   AND

DOMINION FIELD SERVICES, INC., a Delaware corporation, with its main office at 140 West Main Street, Clarksburg, WV 26301, hereinafter called "Aggregator."

     WHEREAS, Peoples is willing to permit producers, marketers or brokers of natural gas to aggregate natural gas on Peoples' system for the purpose of, among other things, enabling Peoples' customers to satisfy all of their natural gas requirements through the use of transportation service provided by Peoples;

     NOW, THEREFORE, for and in consideration of mutual covenants and promises contained herein, Peoples agrees to permit aggregation and Aggregator hereby agrees to aggregate natural gas supplies in accordance with the following terms and conditions:

                         ARTICLE I - Definitions

	For purposes of interpreting this contract, the following definitions shall apply:

     1. Aggregation. Aggregation is a service provided by Peoples whereby brokers, marketers, or producers of natural gas may aggregate locally produced natural gas supplies directly into Peoples' pipeline system and deliver natural gas supplies out of the Aggregation Pool to a Peoples' pool operator, Peoples, or a transportation customer on Peoples' system.

     2. The Aggregation Pool. The pool referred to herein shall mean that aggregation pool which Aggregator establishes under this Agreement.

                            ARTICLE II - Term

     The term of this Agreement shall commence the first day of May 2000 and shall continue until May 31, 2000 and thereafter from month-to-month unless either party hereto provides 60 days' written notice of intent to cancel this Agreement to the other party.

                   ARTICLE III - Rules and Conditions

     Aggregator agrees to comply with all of the provisions of Peoples' Rate LTA, including the Rules and Regulations contained in Peoples' Supplier Tariff.


                            ARTICLE IV - Fees

     Aggregator agrees to pay fees billed for Local Gas
Aggregation Service in accordance with the provisions of Peoples'
Rate LGA and the Rules and Regulations contained in Peoples'
Supplier Tariff.

                       ARTICLE V - Miscellaneous

     1. No modification of the terms and provisions of this Agreement shall be or become effective except by the execution of written contracts or by modification of Peoples' tariff.

     2. No waiver by any party of any one or more defaults by any other party in the performance of any provisions of this Agreement shall operate or be construed as a waiver of any other default or defaults, whether of a like or of a different character.

     3. Any company which shall succeed by purchase, merger, or consolidation to the properties, substantially as an entirety, of Peoples or of Aggregator, as the case may be, shall be entitled to the rights and shall be subject to the obligations of its predecessor in title under this Agreement. Without relieving itself of its obligations under this Agreement, any party may assign any of its rights hereunder to a company with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party. Peoples agrees it will not unreasonably withhold consent to the assignment of this Agreement to any successor to Aggregator.

     4. Except as herein otherwise provided, any notice, request, or demand provided for in this Agreement, or any notice which any party may desires to give to the other, shall be in writing and shall be considered as duly delivered when mailed by registered or certified mail to the Post Office address of the parties hereto, as the case may be, as follows:

     Peoples:                           Aggregator:

     THE PEOPLES NATURAL GAS COMPANY    DOMINION FIELD SERVICES
     625 Liberty Avenue	                140 West Main Street
     Pittsburgh, PA 15222-3197          Clarksburg, WV 26301

Or at such other address as either party shall designate by formal written notice. Routine communications, including monthly statements, bills and payments, shall be considered as duly delivered when mailed by either registered, certified, or ordinary mail.

     5. In the event any tax is imposed on natural gas, or the production, severance, gathering, transportation, sale, delivery or use of natural gas, or if such tax is imposed in any other manner so as to constitute directly or indirectly a charge upon the gas delivered to Peoples for redelivery hereunder, the amount of such tax shall be borne by Aggregator so far as it affects or relates to or is appoprtionable to the gas delivered to Peoples hereunder. In the event Peoples is required to pay such tax, the amount of the tax shall be billed directly to Aggregator.


                                    2


     6. This Agreement and the respective obligations of the parties hereunder are subject to valid laws, orders, rules, and regulations of duly constituted authorities having jurisdiction.

     7. The subject headings of the articles of this Agreement are inserted for the purpose of convenient reference and are not intended to be a part of the Agreement nor considered in any interpretation of the same.

     8. The interpretation and performance of this contract shall be in accordance with the laws of the Commonwealth of Pennsylvania.

     9. Peoples' tariff, as amended from time-to-time, in incorporated herein by reference. In the event of a conflict between the provisions of this agreement and Peoples' tariff, the latter shall control.

     10. In addition to any liability for imbalances or other charges as required in this Agreement, the sole and exclusive remedy shall be actual damages; and all other remedies or damages at law or in equity, except anticipatory repudiation claims, are expressly waived. Neither party is liable for incidental, consequential, punitive, exemplary or indirect damages, lost profits or any other business interruption damages, in tort, contract or otherwise under any indemnity provision or otherwise. Indemnities and limitations of liability are without regard to cause, including a party's sole, joint, concurrent active or passive negligence but neither party is liable for any claims resulting from the other party's gross negligence, willful misconduct or bad faith.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be signed and witnessed, or their respective corporate seals to be hereto affixed and attested, the day and year first above written.

ATTEST:                             THE PEOPLES NATURAL GAS COMPANY


______________________________      By____________________________
                                      Assistant Secretary

                                    Title_________________________

ATTEST:                             DOMINION FIELD SERVICES, INC.


______________________________      By__________________________________

Title_________________________      Title_________________________________


                                      3




EXHIBIT A(k)


                       MARKETING SERVICE AGREEMENT

     This Marketing Service Agreement ("Agreement") is dated and entered into this 1st day of November 2001 by and between Dominion Exploration & Production, Inc. ("DEPI") and the entities listed in Exhibit "A" hereto as Dominion Entities and referred to herein as "DE". Each of DEPI and the Dominion Entities is sometimes referred to herein as a "Party".

WHEREAS each of the DE and DEPI is a direct or indirect wholly owned subsidiary of Dominion Resources, Inc. ("DRI")

WHEREAS the DE and DEPI entered into that certain Agency
Agreement and Special Power of Attorney dated April 28, 2000 respecting certain marketing-related activities ("Marketing
Agency Agreement").

WHEREAS, the Marketing Agency Agreement has been amended and restated effective as of November 1, 2001.

WHEREAS the terms of the Marketing Agency Agreement provide that DEPI serve as the DE's exclusive agent to conduct delineated business activities.

WHEREAS the parties wish to provide for the billing and payment for services provided to the DE by DEPI in the conduct of such business activities.

NOW, THEREFORE in consideration of the mutual covenants contained herein and other valuable consideration the receipt of which is hereby acknowledged, the parties intending to be legally bound hereby agree as follows:

     1. Services Provided. From time to time DEPI may provide one or more of the following ("Services") to each of the DE and on their behalf

        A. Sale, purchase, exchange and/or other disposition of natural gas) including all substances entrained in or injected into natural gas) condensate, oil and any substances produced in association with gas, oil and/or condensate.

        B. Gathering, transportation, storage, shipment and/or other physical or transaction movement by pipeline, truck, barge, or any other mode of gas, condensate, oil and associated substance (including related functions, such as pooling, aggregation, quality banking, gravity banking and balancing).

        C.  Separation, treatment and/or other handling of gas;
            condensate, oil and associated substances;

        D.  Processing of gas and/or associated substances;

        E. Storage, shipment and/or other physical or transaction movement by pipeline, truck, barge or any other mode, of products.

        F. Submission of notices, flow nomination, confirmation, tenders, and/or related documents to pipelines, plant operators, or other services providers that DEPI may determine is necessary or desirable to carry out the foregoing such business.

        G. The negotiation and execution of contracts contract amendments and/or related documents that DEPI may determine is necessary or desirable to carry out the foregoing such business, and;

        H. Compromise and settlement of any claims and disputes arising out of or in connection with the foregoing such business in such manner as DEPI may determine is necessary or desirable.

Production shall not be required hereunder to provide services to DE that are additional to those serviced identified in the applicable Management Plan.

     2. Compensation for Services. DEPI will provide the Services at its cost as detailed below and DE will pay for such Services.

        A.  Salaries and wages of DEPI employees rendering
            Services.

        B. DEPI employee benefits, payroll taxes and compensated absences (as determined in accordance with DEPI's policies and procedures) attributable to wages and salaries billed to DE under Subsection 2.A. above.

        C. To the extent DEPI retains replacement contract workers to perform the duties normally performed by the DEPI employees who are assigned to perform Services, the amount, if any, by which the cost of such replacement contract workers exceeds the amounts payable by DE under Sub-sections 2.A. and 2.B. above for the work performed by such assigned DEPI employees.

        D. Amounts paid to contract workers retained by DEPI to render Services.

        E. Amounts paid to third party contractors to render Services (other than contract workers); provided the retention of such third party contractors is approved by DE and further provided DE hereby consents in advance to the retention by DEPI of Geotronics Corporation to provide information and/or computer support formerly provided by DEPI's employees or contract workers.

        F. Expense of training DEPI employees and contract workers, in accordance with DEPI's standards, policies and practices, who are assigned to perform in DEPI's district office.

        G. Expense of travel, meals and lodging incurred by DEPI employees or contract workers incurred to render.

        H. Cost of materials and supplies used to render the Services.

        I. With respect to tangible property and equipment of DEPI used to render (including vehicles, machinery, computer equipment, and peripherals): (i) out-of-pocket costs not constituting capital expenditures (including operating expense, repairs occasioned by accident or other loss, property taxes, and excise taxes) incurred by DEPI as the owner thereof, (ii) depreciation expenses for such property and equipment (derived from a depreciation schedule reflecting DEPI's net plant account balance, as such plant account balance may be adjusted by DEPI to reflect capital expenditures made from time to time, and based on DEPI's projection, from time to time, of the remaining life of the item(s) of property and equipment being depreciated), (iii) DEPI's cost of debt, as determined by DEPI's parent corporation, applied to DEPI's periodically depreciated capital investment (as computed on the balance of the net plant account for such property and equipment), and
            (iv) DEPI's allocated premium cost for such property and equipment under the CNG System insurance program.

        J. Administrative and general expense incurred by DEPI's district office (including amounts paid for office rental, utilities, telecommunications, office supplies, copying and mailing), to the extent the same are attributable and allocated by DEPI to the rendition of Services.

        K. Administrative and general expense incurred by DEPI other than expenses referenced in Section 2.J above (excluding information system costs governed by Section 2.l below), to the extent the same is attributable and allocated by DEPI to Services(including reasonable amounts for general office maintenance, depreciation, amortization, return on allocated cost of debt and related taxes on DEPI's general plant investment).

        L. Information system costs involving access to and usage of DEPI's "integrated applications suite", to the extent the same are attributable and allocated by DEPI to Services, including, but not limited to, use of the Innovative Business Solutions, Inc., Oracle Energy and other exploration and production software modules.
            Such costs shall include the depreciated cost of hardware acquisition costs for the Sequent central processing unit located in New Orleans, Louisiana and/or a functionally equivalent central processing unit, including related disk drives, memory and other hardware, third party licensing fees, and third party software development costs, amounts paid to vendors for maintaining operating systems, relational databases, tools and utilities, software packages, amounts paid to carriers for telecommunications bandwidth required to support remote access, and salaries and wages paid to employees of DEPI and/or Corporate (plus associated benefits and allocated administrative and general expense) and to contract workers retained by DEPI in the ordinary course of business who support the above hardware and software. Until such time, if any, that DEPI and DE may enter into a separate information agreement, DEPI may bill DE each month for a share of information system usage costs by designating the number of persons functioning as users on DE's behalf and using same user-based allocation procedure as DEPI employs to bill other affiliates for the same type of information.

        M. Costs of retained counsel, consultants, witnesses, copying, mailing, preparation of exhibits, fees of court reporters and/or video camera operators, fees of the arbitrator, fees payable to the arbitration sponsor, and court costs that DEPI incurs in connection with the prosecution or defense of claims, to the extent the same are attributable to Services provided by DEPI.

        N. Costs billed DEPI by Dominion Resources Services, Inc. for information and other services to the extent the same are attributable to Services provided by DEPI.

        O. In competitive situations, instead of using computed actual charges DEPI may elect to use average commercial rates prevailing in the area less twenty percent (20 %) to ensure that services are provided at DEPI's cost.

     3. Billing and Payment Procedure. DEPI shall render a monthly billing to DE for amounts due for Services furnished during the preceding month, as determined in accordance with above Section 2. DE shall pay DEPI for such amounts on or before fifteen (15) days after the date DE receives such monthly statement ("payment due date"). If the payment due date would fall on a Saturday, Sunday or legal holiday, the payment due date shall be extended to the next business day. If DE fails to pay amounts due DEPI (excluding amounts which are disputed in good faith by DE pursuant to Section 4 below) on or before the payment due date, interest shall accrue at a rate equivalent to DEPI's cost of debt (as determined by DEPI's parent corporation as of the due date) from the payment due date up through the date DE pays such amounts.

     4. Retention of Records, Audit Rights, Finality of Payment. All books, records, invoices, receipts and other similar records shall be preserved by the Parties for a period of at least three (3) years, or such longer period as may be required by law or governmental authority or regulation, and for so long thereafter as any dispute exists between the Parties regarding same. Each Party shall have the right during business hours to examine and audit the books and records of the other Party to the extent necessary to verify the accuracy of any bill, statement, charge, computation, invoice or demand made pursuant to this Agreement; provided neither Party shall conduct such examination and audit of the books and records of the other Party more than once each calendar year. Any payment made hereunder shall be final as to both Parties unless questioned in writing within twenty-four (24) months from the payment of such bill.

    5. Assignment. Any Party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to an entity with which it is affiliated;
but otherwise no assignment of this agreement or any rights or obligations hereunder shall be made unless there first shall have been obtained a written consent thereto from the other Party.

    6. Confidential Information. Each Party shall take reasonable steps to protect the confidentiality of trade secrets and other proprietary information (hereafter
"Confidential Information") that the other Party may disclose in connection with providing Services If the Confidential Information is subject to a confidentiality agreement to which a Party is bound, the other Party, upon being disclosed of the existence and scope of such confidentiality agreement, shall comply with all restrictions on the use or dissemination of such Confidential Information stated therein.

    7. Laws and Regulations. This Agreement is subject to all applicable laws and regulations, including the Public
Utility Holding Company Act of 1935, as amended (hereafter the "PUHCA"), and any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated thereunder prior or subsequent to the execution of this agreement (hereafter "SEC Regulation"). This Marketing and Accounting Agreement is subject to termination or modification at any time to the extent that its performance may conflict with the PUHCA, SEC Regulations, or any other applicable law or regulation.

    8. Term. This Agreement shall be effective as of April 28, 2000 for all Dominion Entities, except for Dominion Oklahoma Texas Exploration & Production, Inc. With respect to Dominion Oklahoma Texas Exploration & Production, Inc., this Agreement shall be effective as of November 1, 2001. This Agreement shall continue in force and effect until such date any Party may give notice of its desire to terminate the same.

     9. Excused Performance. Upon delivery of specific written notice of inability to perform, the notifying Party shall be excused from any obligation to perform hereunder (except
DE's obligation to pay for Services rendered by DEPI) if and to the extent such inability is caused by or results directly or indirectly from any act of God; Federal, State or municipal legislation or regulation; fires, freezes, floods, storms, inclement weather or other natural occurrences; strikes, war or accidents, or any similar cause beyond the reasonable control of the Party so affected. The notifying Party shall use commercially reasonable efforts to eliminate or remedy the disabling cause and restore performance; provided that the settlement of strikes, lockouts or labor disturbances shall be entirely within the discretion of the Party having the difficulty, and nothing herein shall require such Party to accede to the demands of any opposing party when such course is inadvisable in the sole judgment of the Party having the difficulty.

     10. Separate Contracts. This Agreement is intended to create separate contracts between each Dominion Entity and DEPI.

     This Agreement shall become effective upon execution and shall apply to all production owned or controlled by each DE that occurs on or after May 1, 2000 at 12:01 a.m. local time in the location of such production; provided that this Agreement shall apply to production owned or controlled by Dominion Oklahoma Texas Exploration & Production Inc. that occurs on or after November 1, 2001 at 12:01 a.m. local time in the location of such production.

DOMINION ENTITIES	                    DOMINION EXPLORATION AND
                                      PRODUCTION, INC.


By:_________________________          By:__________________________
   Fred G. Wood, III                     Dennis G. Millet
   Senior Vice President of 	           Vice President-E & P Marketing and
   Financial Management                  Financial Management




                               Exhibit "A"
                     to Marketing Service Agreement

1.	Dominion Reserves, Inc.
2.	Dominion Black Warrior Basin, Inc.
3.	Dominion Reserves - Utah, Inc.
4.	Dominion Reserves - Indiana, Inc.
5.	Dominion Reserves Gulf Coast, Inc.
6.	Dominion Appalachian Development, Inc.
7.	Dominion Appalachian Development Properties, LLC
8.	Dominion Midwest Energy, Inc.
9.	Dominion San Juan, Inc.
10.	Dominion San Juan Partners, LLC.
11.	Great Lakes Compression Company
12.	Dominion Oklahoma Texas Exploration & Production, Inc.